March 16, 2007

Terence O’Brien, Accounting Branch Chief

Tracey McKoy, Staff Accountant

Division of Corporate Finance

United States Securities Exchange Commission

1 Station Place, N.E., Stop 7010

Washington, D.C. 20549

RE:	Donaldson Company, Inc.
Form 10-K for the Fiscal Year Ended July 31, 2006
Filed October 3, 2006
File No. 1-7891

Dear Mr. O’Brien and Ms. McKoy:

This letter is in response to your letter dated March 8, 2007 (the “SEC Comment Letter”) addressed to William Cook, our Chief Executive Officer, regarding the above-mentioned filing. For your ease of reference, we have reproduced your comments in the text of this letter.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended July 31, 2006

Segments

1.	You disclose that you have two reportable segments, Engine Products and Industrial Products. We note the following:

•	You have wholly owned subsidiaries for specific geographic areas and products, which we assume you have discrete financial information for.
•	We note that you have vice presidents for specific geographic areas and products.
•	In MD&A you disclose particular geographic areas demonstrating stronger sales growth than in other regions, which suggests that these areas are not economically similar.

United States Securities and Exchange Commission

March 16, 2007

Given the above factors it appears that you could have more than 2 reportable segments. Please tell us how you considered the guidance of paragraph 10 of SFAS 131 in determining your operating segments. If any of your operating segments are aggregated please address how you satisfied the requirements of paragraph 17 of SFAS 131. Please also provide us the internal reports provided to your chief operating decision maker (CODM) during the 2005 and 2006 fiscal years.

Donaldson Response

In determining our operating segments under of SFAS 131, Disclosures about Segments of an Enterprise and Related Information, we considered the guidance in paragraph 10 which indicates that an operating segment is a component of an enterprise:

•	that engages in business activities from which it may earn revenues and incur expenses;
•	whose operating results are regularly reviewed by the enterprise’s chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance, and
•	for which discrete financial information is available.

Our determination of segments is based on our internal organizational structure, allocation of resources, management of our worldwide operations, and performance evaluation by our CODM and the Board of Directors. We have not made any significant changes in the way the business is organized since the last review of our segment disclosures by the SEC Staff in February, 2001. The Company’s President and Chief Executive Officer (in close consultation with and with input from our Board of Directors) is the only individual who controls and is able to allocate major resources to the Company’s two segments. The President and Chief Executive Officer is therefore the CODM.

The Company consists of two worldwide businesses, the Engine Products group and the Industrial Products group. These businesses are led and managed by two Senior Vice Presidents (SVP’s), the SVP of Engine Products and the SVP of Industrial Products who are responsible for the management of the worldwide operations, development of strategy and customer relationships within their respective segments. Our annual budgeting process starts with the Engine Products and Industrial Products SVP’s meeting with the CODM and agreeing on overall targets for their respective segments. Those SVP’s then work with the product managers and the geographic managers to determine how the budget should be achieved within the constraints of the operating and capital targets that they were given by the CODM. The resources allocated to the geographies are determined based on how the investments can best support the worldwide Industrial and Engine group targets. Our only other SVP, the SVP of our Asia Pacific Region was appointed to SVP during our fiscal year 2005 as recognition for his long tenure with the Company prior to his planned retirement date. He is being replaced by a Vice President upon his retirement in August 2007.

United States Securities and Exchange Commission

March 16, 2007

The CODM reviews the results of the Engine and Industrial Product groups and uses this information to make decisions about resources to be allocated to the segments and to assess segment performance. Similarly, business strategy is developed and managed at the Engine Products and Industrial Products group level as evidenced by our recently completed strategic plan. As mentioned above, the SVP’s of these two segments are responsible for the overall management, customer relationships, strategy development and allocation of resources within these groups worldwide (and their compensation is tied to the achievement of the segment goals). Financial information included in regular communications to the Company’s Board of Directors is organized by the Engine Products and Industrial Products components of the business. We have supplementally submitted, under separate cover, and are separately requesting confidential treatment with respect to, examples of internal segment reports prepared for the “CODM” (Appendix A) as well as the pages from the Board of Directors mailing which include the financial information discussed above (Appendix B).

While geographic and other information is produced to comply with our statutory regulations as well as local country business management, this information is not used by the CODM to allocate resources or assess performance. These decisions are made at the Engine Product and Industrial Product level. Such review and allocation of geographic information is the ongoing responsibility of the SVP of the Engine and Industrial Product groups. In addition, while we have several Vice Presidents with geographic responsibilities, these individuals are responsible for maximizing the success of our Engine and Industrial Product groups within their geographies along with individual operating results within their geographic regions. As a result, we concluded our geographic regions do not constitute operating segments, However, we make geographic information available pursuant to the Enterprise-Wide Disclosures called for in paragraph 36. We also provide this information in our MD&A when it is helpful to inform our investors of the impact that regional economies, currencies and changing market conditions have on our results.

We considered other relevant factors that support the reporting segments, including the consistent, internal and external identification of the business as consisting of Engine Products and Industrial Products, and our presentation to the Board of Directors of the operating results in these two segments. Based on our assessment, we continue to conclude that we have two operating segments, Engine Products and Industrial Products pursuant to SFAS 131. We do not aggregate any operating segments to arrive at the Engine and Industrial reportable segments.

If you have any further questions, please contact the undersigned at (952) 887-3505 (phone) or (952) 703-4556 (fax).

Sincerely,

/s/ Thomas R. VerHage

Thomas R. VerHage

Vice President and Chief Financial Officer

Enclosure

cc: William M. Cook